

July 1, 2015

<u>Via E- Mail</u>
M. Scott Salka
Chief Executive Officer
AmpliPhi Biosciences Corporation
4870 Sadler Road, Suite 300
Glen Allen, VA 23060

> **Re:** **AmpliPhi Biosciences Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed June 24, 2015**
> **File No. 000-23930**
>
> **Schedule 13E-3 filed by AmpliPhi Biosciences Corporation**
> **Filed June 2, 2015**
> **File No. 005-44887**

Dear Mr. Salka:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Schedule 14A</u>

1. The Company states that it "does not expect that the reverse split will result in a reduction in the number of record holders of the Company's common stock." The revised reverse stock split proposal contemplates that there will be no payment for, or cashing out of, fractional shares. The quoted statement implies that the reverse stock split could cause a reduction in record holders. Please explain the statement and/or revise your disclosure.

2. We note the revision made to the reverse stock split proposal, which allows for the topping-up of fractional shares. Please provide us supplementally with additional information and analysis concerning the proposed transaction. Your response should include:

- citations to the relevant legal authorities upon which you rely to effect the reverse stock split in the manner contemplated (i.e., applicable state law and/or the constitutive documents of the company);
- a discussion of any material limitations (i.e. contractual obligations) that impact your ability to round up to whole shares any fractional shares that may be created as a result of a reverse stock split; and
- discussion of any material accounting limitations applicable to the proposed transaction.

3. Please refer to comment 2 above. Please include a statement in the proxy statement affirming, if correct, that the company has the legal authority to effect the proposal in the manner contemplated. Please briefly outline the material consequences to the company, if any, resulting from the topping-up of fractional shares.

Executive Compensation, page 32

4. We note that your response letter to our comments did not include a response to prior comment 19 and we reissue the comment. Please disclose the cash payment you expect each director and officer to receive as a result of the reverse stock split based on their current share ownership, individually, and in the aggregate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Staff Attorney Preston Brewer at (202) 551-3969 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-Mail
        Stephen Thau, Esq.
        Morrison & Foerster LLP